

June 14, 2013

Via E-mail
Albert Chen
Chief Financial Officer
China Cord Blood Corporation
48th Floor, Bank of China Tower
1 Garden Road, Central
Hong Kong, S.A.R.

> **Re:** **China Cord Blood Corporation**
> **Form 20-F for Fiscal Year Ended March 31, 2012**
> **Filed July 31, 2012**
> **Response Dated May 21, 2013**
> **File No. 001-34541**

Dear Mr. Chen:

We have reviewed your filing and response and have the following comment in which we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to the comment, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2012

Item 5. Operating and Financial Review and Prospects, page 68

Critical Accounting Policies, page 77

Valuation of Inventories, page 78

1.      We note in your response to comment three of our letter dated May 1, 2013 that "per one successful match, the Company records in cost of sales an amount equal to the carrying amount of the donated cord blood units divided by the estimate of future number of matches to achieve 'the objective of a proper matching of costs and revenues' under ASC 330-10-35-2, rather than on a per unit sales basis as not all

units could find match or become realized through sales during the estimated weighted average remaining useful life." Please advise us of the following with respect to your methodology used to calculate cost of sales for each successfully matched cord blood unit:

- Explain in reasonable detail your process used to calculate cost of sales for each successfully matched cord blood unit, including the significant estimates and assumptions underlying your methodology and the reason(s) management believes they are reasonable;

- Describe the resulting effect of your methodology on reported gross margins for your successful cord blood matches;

- Describe any material changes to the estimates and assumptions underlying your methodology during the three-year period ended March 31, 2012 or in fiscal 2013 and the effect of any such changes on reported gross margins; and

- Describe the effect on your methodology from any changes in trends related to the sale of donated cord blood units within your operating regions, including the sensitivity of your cost of sales calculation to changes in demand, growth rates, successful match rates and other known variables.

Also confirm to us that you will expand your disclosure in future filings to clearly discuss your methodology used to calculate cost of sales for each successfully matched cord blood unit by addressing each of the above items in order to provide investors with a complete understanding of your accounting policy. Provide us with a draft of your proposed disclosures.

 You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding these comments.


Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining
